Mail Stop 6010

Corporate Advisory Services
  agent for service for
China Northern Medical Device, Inc.
251 Jeanell Dr., Suite 3
Carson City, NV  89703

>        **Re:     China Northern Medical Device, Inc.**
>                 **Amendment No. 1 to Registration Statement on Form SB-2**
>                 **Filed September 4, 2007**
>                 **File No. 333-144243**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.      We note that your revisions in response to prior comment 1 indicate "Estimated for the sole purpose of calculating the registration fee."  Given that you must sell your shares at the disclosed fixed price for the duration of the offering, the offering price should not be an estimate.  Please clarify what in the table has been estimated, and tell us the authority on which you rely for the estimate.

Prospectus

Risk Factors, page 4

2.      We note your response to prior comment nine, in which you state that you intend to register a class of securities under the Exchange Act "upon completion of this offering."  Please clarify when you intend to register your securities.  For

example, will you register immediately following the expiration date of this offering, or will you register your securities if you terminate this offering prior to such expiration date?  If you do not to intend to register a class of securities under the Exchange Act before this Form SB-2 is effective, please provide the risk disclosure requested by prior comment nine.

3.      If your market research has revealed material risks related to your business plan, please explain the risks to investors.  For example, are there material risks related to (1) profit margins historically achieved in your target market or (2) consumer incomes in the target market?

Business, page 13

4.      Please tell us why your prospectus does not discuss the plan in section 2.1 of Chapter Four of your Business Plan.

Governmental Regulation, page 15

Device classification information, page 15

5.      Please explain your reference on page 16 to "exemptions are listed in Attachment A."

6.      We note that you intend to sell "portable medical devices designed for home treatments."  Please clarify the regulatory Class of such devices.

Duration of the process, page 17

7.      Please expand your disclosure to describe the duration of seeking and obtaining FDA approval to market medical devices.  Include in your description any variances based on the classification of the medical device.

Potential Sanctions, page 22

8.      Please ensure that your description of sanctions is complete.  For example, could you be subject to civil monetary penalties?  Can the FDA issue warning letters?  Could the FDA refuse to grant approval of future products?  Are the remedies only available when "a company can't or won't correct a public health problem"?

Chinese Regulations, page 22

9.      We note your added disclosure in response to prior comment 31.  Please expand your list of Chinese laws and regulations here and on page 23 under the caption

"Chinese laws and regulations in respect of medical device distributors" to describe fully the potential scope of each of these laws as they relate to your proposed business.  For example, describe procedures and standards for seeking and obtaining special license applications, labeling and packaging requirements and applicable classifications of medical devices.  Also describe available sanctions for violations of these laws.

10.    We note your disclosure on page 23 that you may be subject to HIPAA.  Expand to identify and describe the provisions of this law and any similar state law.  Also describe the effect these provisions may have on your business, including your proposed e-commerce platform, and any sanctions that may be imposed for a violation.

Plan of Operation, page 24

11.    We note your disclosure that your research to date "has been mainly based on the resource published by China Statistical Yearbook and [CAMDI]."  We also note your disclosure on pages 13 and 14 summarizing the results of your research.  Please tell us whether China Statistical Yearbook and CAMDI have consented to your use of their data and to being named in this registration statement.  Please also tell us whether the statistics referenced in your disclosure were obtained through studies financed by you or prepared for you or at your direction or for the registration statement and whether these resources are publicly available.

12.    Given your disclosure on page 1 that your operations to date have consisted solely of developing your business plan and performing market research, please tell us the basis for your statement that "[i]t is estimated that our company will enter into some formal consulting agreements and commence in January 2008."

13.    We note your response to prior comment 36.  However, we also note your disclosure that the proceeds from the maximum offering will be sufficient capital for the next 12 months and your disclosure that you have allocated $200 for working capital.  Given that it remains unclear how you have determined that you will have sufficient capital as disclosed, we reissue the comment.

14.    Please expand your response to prior comment 37 to tell us whether your prior statement in the financial statements that you are actively pursuing a merger or acquisition candidate was true.  If it was untrue, please tell us how an untrue statement appeared in your financial statements and how the statement was audited.

Certain Relationships and Related Transactions, page 26

15.     Please file a copy of the loan agreement between the company and Mr. Wu as an exhibit to this registration statement.  See Item 601(b)(10) of Regulation S-B.

Plan of Distribution, page 28

16.     We note your response to prior comment 44, in which you refer to your "engagement of a Chinese marketing research company."  Please file a copy of this agreement as an exhibit to this registration statement.

17.     We note your response to prior comment 45.

- Please explain why the existence of the escrow account referenced in your letter is not disclosed on the front cover of the prospectus.  See Item 501(a)(9)(iii);
- Please clarify in this section the relationship between the registrant and Cletha Walstrand, P.C.;
- Reconcile your disclosure regarding making payments to Cletha Walstrand, P.C. with the statement in exhibit 99.1 regarding method of payment; and
- Add any appropriate risk factors based on this method of payment.

Commission Position on Indemnification . . ., page 29

18.     We note your disclosure in response to prior comment 41.  Please expand to describe the specific indemnification provisions for your officer and director against liability under the Securities Act.

Outside Back Cover Page of Prospectus

19.     Please reconcile your disclosure here that you are offering a maximum of 6,600,000 shares with your prior disclosures that identify a maximum of 600,000 shares to be registered.

Part II

Item 27. Exhibits, page II-2

20.     Please include updated accountants' consents with any amendment to the filing.  Please ensure that the consent makes reference to the actual amendment being filed.

Corporate Advisory Services
  agent for service for
China Northern Medical Device, Inc.
September 17, 2007
Page 5

Signatures

21.    Please indicate below the second paragraph of text required on the Signature page who signed the document in the capacity of controller or principal accounting officer.

Exhibit 5.1

22.    We note your response to prior comment 55.  However, given that the opinion required by Regulation S-B Item 601(b)(5) should address the securities registered for sale, the relevance of previously issued shares is unclear. Therefore, we reissue the comment.

<center>* * * * * * *</center>

          As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

          We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact at Praveen Kartholy at (202) 551-3378 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,


Russell Mancuso
Branch Chief


cc (via fax):     Cletha A. Walstrand, Esq.